Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Maze Therapeutics, Inc. for the registration of shares of common stock, preferred stock, debt securities, warrants, subscription rights and units of Maze Therapeutics, Inc. and to the incorporation by reference therein of our report dated March 31, 2025 with respect to the financial statements of Maze Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California

February 4, 2026